Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

3i Tech Works, Inc.
2255 Glades Rd. Suite 324A
Boca Raton, FL 33431-8571
www.3itechworks.com

Up to $1,069,999.00 in Non-Voting Common Stock at $1.75
Minimum Target Amount: $9,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: 3i Tech Works, Inc.
Address: 2255 Glades Rd. Suite 324A, Boca Raton, FL 33431-8571
State of Incorporation: FL
Date Incorporated: February 05, 2012

Terms:

Equity

Offering Minimum: $9,999.50 | 5,714 shares of Non-Voting Common Stock
Offering Maximum: $1,069,999.00 | 611,428 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $1.75
Minimum Investment Amount (per investor): $350.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest $350+ within the first 7 days and receive 20% bonus shares.

Super Early Bird Bonus

Invest $350+ within the first 15 days and receive 15% bonus shares.

Early Bird Bonus

Invest $350+ within the first 30 days and receive 10% bonus shares.

<u>Amount-Based:</u>

$1,750 + | VIP Silver + 5% Bonus Shares

Invest $1,750+ and receive 5% Bonus Shares.

$8,750 + | VIP Gold + 10 % Bonus Shares

Invest $8,750+ and receive 10 % Bonus Shares.

$21,000+ | VIP Platinum + 15% Bonus Shares

Invest $21,000+ and receive 15% Bonus Shares.

$35,000+ | VIP Diamond + 20% Bonus Shares

Invest $35,000 + and receive 20% Bonus Shares + a Private zoom call with Chief Executive and/or Chief Operating Officer.

**All perks occur when the offering is completed.*

<u>**The 10% StartEngine Owners' Bonus**</u>

3i Tech will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.75/ share, you will receive 110 Non-Voting Common Stock shares, meaning you'll own 110 shares for $175. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

<u>**Insider Investment Notice**</u>

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

3i Tech Works, Inc. (the "Company" or "3i Tech Works") is a C-Corporation incorporated under the laws of the state of Florida on February 5, 2012 that develops and licenses Software as a Service for SMS marketing. The Company does business as Real Mobile Tech.

The Company's business consists of a subscription-based model for small, medium, and large marquee national business marketing accounts.

The company built a software platform to add customers' phone numbers, names, zip codes, purchasing habits, dates, times, and other key information to our cloud-based customer engagement software platform for its business customers. The data varies depending on the specific business of the customer. For example, restaurants can capture the food a consumer is buying, a retailer can capture the category, item,

purchase price of its sales, and so on.

To date, the Company has focused on retailers, personal care businesses, restaurants, and now we are opening our services to the travel and leisure industries. Our solutions are subscription-based and sold in the United States to businesses online, in person, and via email campaigns.

The Company's team consists of experienced executives that previously served such businesses as American Express, Yahoo!, First Data, and Raytheon Technologies.

The company has developed industry-specific solutions. The first was the brick-and-mortar retailer solution for SMS marketing that assists businesses with signing up for TextExpress. The second solution was created to support the restaurant industry after signing a 60,000 restaurant, 5-year agreement with a large Group Purchasing Organization in 2020 called ExpressOrders.com. The company has developed powerful Voice Order solutions that will be further enhanced to deliver orders via voice to a point of sale system or the company's proprietary XOMerchant tablet.

Our Key Differentiators:

3i Tech Works offers an end-to-end solution that starts with TextExpress. We provide services to our customers to help them build their opt-in databases of loyal users while building business, literally on demand if they choose.

The TextExpress service can be combined with ExpressOrders, which allows restaurants to take orders through our app or over the phone with our automated voice response system. Staffing problems are addressed immediately, without staff training, so being short of staff is a non-issue to handle voice orders. Our restaurant delivery service is anticipated to be available in March 2022. Our customers can also choose to take advantage of our point of sale and transaction processing services, providing the customer with significant efficiencies and cost-saving benefits that competitors cannot match. At the same time, credit card transaction processing economics are favorable to 3i Tech Works, resulting in anticipated profitability.

When customers take advantage of the entire package, they profit from the advantages of texting, ordering through an app, online, or phone, and cost savings with order processing.

Competitors and Industry

INDUSTRY

According to a 2019 industry report, the SMS Marketing business was estimated at $3.5 B in 2018 and is projected to grow at a rate of 20.3% CAGR from 2019-2025.

Based on enterprise size, the U.S. SMS marketing market has been segmented into Small and Medium Enterprises (SMEs) and large enterprises.

The SMEs segment is expected to witness a CAGR exceeding 23% as small enterprises

are increasingly adopting text messages for promotion owing to cost-effectiveness.

Another factor contributing to the high-value share of the segment is the use of SMSs in increasing customer engagement.

Large brands are increasingly using SMS marketing strategies to keep their customers informed about offers, updates, and other brand activities.

The effective results of text message promotions are encouraging more and more companies to adopt SMS marketing, which is expected to drive segment growth over the next six years.

Additionally, increasing implementation of location-based services in the retail industry to deliver an enhanced consumer shopping experience by providing them promotional SMS of offers based on their current location is also expected to positively impact the CAGR over the forecast period.

COMPETITORS

The Company has several major competitors in the SMS market. Some of the top competitors in our industry include Twilio, which is the industry leader with a market cap of $50.69 billion as of Nov. 22, 2021. Kixie is used by many large organizations. Trumpia is also a large competitor and owns a significant market share. There are many companies that offer SMS Marketing Services. Fivestars does SMS Marketing and rewards. The company competes favorably in this market.

Despite the present competitive landscape, the Company stands out in the retail, personal care, restaurant, travel, and leisure industry because it adds value to its customers by combining loyalty programs with credit card processing memberships and texting. Our competitors do not bundle the different solutions we offer. We penetrate a market using cost savings from credit card fees. We add significant value by setting up TCPA compliant opt-in easy to join, low-risk, high-rewards entry points for our customers remotely. We have a subscription-based model, low cost of customer acquisition, prepaid programs, and partnerships with key companies that have a field sales force.

Sources:

https://www.grandviewresearch.com/industry-analysis/us-sms-marketing-market

https://seekingalpha.com/news/3734588-asana-and-twilio-become-first-companies-listed-on-long-term-stock-exchange

https://www.crunchbase.com/organization/trumpia

Current Stage and Roadmap

CURRENT STAGE

The Company has been generating recurring revenue and growing nearly 100 % per

year since 2018.

We have two five-year contracts with large marquee names: Gulfstream Goodwill Industries of Palm Beach, with 28 stores and 2 distribution centers in five Florida counties, and Dining Alliance based in Waltham, Massachusetts. Dining Alliance is a Group Purchasing Organization that services 60,000 restaurants in the US and purchases $12 Billion for restaurants. (*See the link for Dining Alliance*)

The Company is expanding its current solutions and negotiating contracts with local governments to deploy its solutions to help restaurants and hospitality businesses recover from the pandemic and bring new revenue to cities and municipalities.

We are entering new verticals in the passenger cruise line industry and the hospitality industry. We are adding artificial intelligence and developing new solutions for verticals in the restaurant industry and hospitality that are underserved.

https://diningalliance.com/

Our Express Orders in the Channel partner link:

https://diningalliance.com/partners/channel-partners/

FUTURE ROADMAP

The Company is enriching its offering of digital solutions to facilitate payments and commerce with technology that it has developed and tested as consumers continue to move to mobile commerce.

The company will allow consumers to shop with confidence at its network of locations without having to present a plastic card or device to shop at any of its affiliated businesses. This solution will increase security, remove friction and allow more transactions with additional revenue per user to its business network.

The Team

Officers and Directors

Name: Joseph Riano

Joseph Riano's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, CEO, and President
  Dates of Service: February 06, 2012 - Present
  Responsibilities: Establish the company's vision, hire personnel, ensure compliance with laws, data security, sales. Joseph currently receives salary compensation of $120K per year for this role.

Name: Keith Kanouse

Keith Kanouse's current primary role is with Kanouse & Walker, P.A.. Keith Kanouse currently services 1.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Corporate Secretary and General Counsel
  Dates of Service: April 01, 2014 - Present
  Responsibilities: Attend Board of Directors Meetings; advise President on various legal matters, sign Stock Certificates, draft contracts for Corporation; review and revise contracts for Corporation; draft Articles of Incorporation and Amendments, minutes and consents, draft private placement offerings, draft Stock Options Agreements, etc. Keith currently receives compensation of stock options in lieu of $450/hour rate at $1.50 per share to buy the shares plus 20,000 stock options per quarter as Director.

Other business experience in the past three years:

- **Employer:** Kanouse & Walker, P.A.
  Title: President
  Dates of Service: November 01, 1990 - Present
  Responsibilities: Business Law, Real Estate Law, and Securities Law

Other business experience in the past three years:

- **Employer:** Universal Biocarbon Inc.
  Title: Director, Corporate Secretary, and General Counsel
  Dates of Service: April 01, 2019 - Present
  Responsibilities: Attending Board meetings. Performing duties related to being a Secretary of the Company. Advising on legal matters.

Name: Henry Westendarp

Henry Westendarp's current primary role is with E.A. Renfroe Cos.. Henry Westendarp currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: September 01, 2012 - Present
  Responsibilities: Corporate Governance. Henry does not currently receive salary compensation for this role. All directors receive 20,000 stock options per quarter for serving in the board of directors role for the company.

Other business experience in the past three years:

- **Employer:** E.A. Renfroe Cos.
  Title: Independent Insurance Adjuster
  Dates of Service: July 01, 2017 - Present
  Responsibilities: Catasphre insurance adjuster.

Other business experience in the past three years:

- **Employer:** Alacrity/The Worley Company
  Title: Independent Insurance Adjuster
  Dates of Service: July 01, 2016 - Present
  Responsibilities: Catastrophe insurance adjuster

Other business experience in the past three years:

- **Employer:** FKS Insurance Services
  Title: Independent Insurance Adjuster
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Catastrophe insurance adjuster.

Name: Harold Schultz

Harold Schultz's current primary role is with Schultz Kielmann LLC. Harold Schultz currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Attend Board of Directors Meetings; advise President on various business matters. Harold does not currently receive salary compensation and receives 20,000 options per quarter.

Other business experience in the past three years:

- **Employer:** Schultz Kielmann LLC
  Title: Vice President
  Dates of Service: January 01, 1976 - Present
  Responsibilities: Negotiate real estate contracts - investor - own properties in Ithaca, Florida.

Name: Don Kohl

Don Kohl's current primary role is with Retired Executive. Don Kohl currently services

2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Oversee the payment processing and digital rewards. Don Kohl is compensated 20,000 stock options to buy shares of the company for $1 for each quarter serving as a board member.

Other business experience in the past three years:

- **Employer:** Animal Lovers Society
  Title: Partner
  Dates of Service: February 01, 2016 - June 01, 2021
  Responsibilities: Oversee the non-profit retail operations for this company.

Name: Bradford Schupp

Bradford Schupp's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: August 01, 2021 - Present
  Responsibilities: Run the day to day operations of the company to ensure we meet our customers expectations. Brad receives 10,000 options per month to buy shares of the company at $1.00.

Other business experience in the past three years:

- **Employer:** Invenio Coaching
  Title: President
  Dates of Service: January 01, 2016 - Present
  Responsibilities: He does consulting for business executives who need guidance and coaching to improve their companies.

Name: Michael Pichel

Michael Pichel's current primary role is with Atlantic Realty. Michael Pichel currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 01, 2016 - Present

Responsibilities: Advise the company on legal issues and votes on issues presented to the board. Michael receives 20,000 options to buy shares in the company at $1 quarterly as he participates in the quarterly board meetings and conference calls.

Other business experience in the past three years:

- **Employer:** Atlantic Realty
  Title: CEO
  Dates of Service: January 01, 1989 - Present
  Responsibilities: Real Estate Investments and Management

Name: Tom Silver

Tom Silver's current primary role is with Silver Dollar Ventures LLC. Tom Silver currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Revenue Officer
  Dates of Service: January 03, 2022 - Present
  Responsibilities: Tom is responsible for the Sales and Marketing functions of the company. His role includes developing Sales and Marketing Strategies and executing those plans to increase revenue for our shareholders with consistent margins. Tom is compensated $50 per hour for hours worked.

Other business experience in the past three years:

- **Employer:** Silver Dollar Ventures LLC
  Title: Chairman and CEO
  Dates of Service: January 05, 2016 - Present
  Responsibilities: He is a business advisor and investor.

Other business experience in the past three years:

- **Employer:** Bright Funds
  Title: Executive Chairman and board member
  Dates of Service: January 02, 2019 - Present
  Responsibilities: He retired as CEO and serves as an advisor to the company's board.

Name: David Lebold

David Lebold's current primary role is with Burgos and Brein. David Lebold currently

services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Business Development
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Find and close new business for the company and ensure the continuing support of existing accounts. David's compensation is salary of $12,000 per year plus sales commission.

Other business experience in the past three years:

- **Employer:** Burgos and Brein
  Title: Regional Director
  Dates of Service: April 01, 2015 - Present
  Responsibilities: Provide financial advise to clients of the company.

Other business experience in the past three years:

- **Employer:** Lebold Financial Group
  Title: President
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Financial Advisor

Name: Gerardo (Gerry) Moran

Gerardo (Gerry) Moran's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: September 01, 2018 - Present
  Responsibilities: Oversee the operations of the company and the 3i Tech product line Express Orders. Assist the CEO with financial analysis of customer profitability. Ensure that company operations meet financial goals. Gerry is compensated $72K a year plus bonus based on company performance.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed

companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the investors in the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Non-voting common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's assets is its intellectual property. The Company's owns three trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value could be materially and adversely impacted.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This could adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on 3i Tech Works, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on 3i Tech Works, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joseph Riano	5,000,000	Voting Common Stock	26.0%

The Company's Securities

The Company has authorized Voting Common Stock, Non-Voting Common Stock, Class B Preferred Stock, and Class A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 611,428 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 50,000,000 with a total of 11,163,166 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding excludes 7,613,500 of shares to be issued pursuant to stock options issued.

Other Rights

The relative rights, preferences, and limitations of the Voting Common Stock and the Non-Voting Common Stock are identical in all respects, except that the right to vote for the election of directors and for all other purposes is vested in the holders of shares of the Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The relative rights, preferences and limitations of the Voting Common Stock and the Non-Voting Common Stock are identical in all respects, except that the right to vote for the election of directors and for all other purposes is vested in the holders of shares of the Voting Common Stock.

The holders of shares of the Non-Voting Common Stock do not have the rigth to vote their shares, except asotherwise provided by law. Each share of the Non-Voting Stock will automatically convert into one share of Voting Common Stock upon the public sale of the Voting Common Stock on a national securites exchange which is registered with the Securities and Exchange Commission (the "SEC") under Section 6 of the Securities Exchange Act of 1934 or on an alterantive trading market approved and/or regulated by the SEC.

Class B Preferred Stock

The amount of security authorized is 750,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Preferred Stock.

Material Rights

Cumulative interest on Class B preferred stock will accrue on a daily basis at the rate of 6% per annum.

Stock options

The Company issued and sold Class A stock options and Class B stock options to its shareholders, Class B stock options including right to purchase common stock at a preferred price in case the sale price of the common stock reaches certain limit. As of December 31, 2020 4,937,500 Class A stock options and 1,508,000 Class B stock have been issued and are outstanding as well of as December 31, 2019. All options have the exercise price of $1 and as of December 31, 2020 no options have been exercised.

Class A Preferred Stock

The amount of security authorized is 250,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class A Preferred Stock.

Material Rights

Cumulative interest on Class A Preferred Stock will accrue on a daily basis at the rate of 8% per annum and holders of Class A Preferred Stock will have priority to any payments over holders of Class B Preferred Stock and Common Stock.

Stock options

The Company issued and sold Class A stock options and Class B stock options to its shareholders, Class B stock options including right to purchase common stock at a preferred price in case the sale price of the common stock reaches certain limit. As of December 31, 2020 4,937,500 Class A stock options and 1,508,000 Class B stock have been issued and are outstanding as well of as December 31, 2019. All options have the exercise price of $1 and as of December 31, 2020 no options have been exercised.

What it means to be a minority holder

As a minority holder of Non-voting common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $3,042,250.00
  Number of Securities Sold: 11,631,666
  Use of proceeds: To build our software platform, support our current customers and grow our business to date.
  Date: July 23, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

<u>Revenue</u>

Revenue for fiscal year 2021 was $699,570 revenue for 2020 was $331,545.

We more than doubled our revenue and helped our clients operate in a difficult environment.

We are now delivering value to this new industry vertical (hospitality) with a partnership that allows us significant cost savings for restaurants and expands our offerings to those consumers in that market.

<u>Cash Flow</u>

Cash flows continue to increase and the capital raise will allow us to expand our revenues substantially by creating awareness of our brand and solutions.

Equity raise is necessary to expedite our growth. We need to invest in sales and marketing to leverage our existing contracts and expand to new verticals.

Cost of Sales

Cost of sales in 2021 was $148,036 as we added advertising and sales commissions to achieve our revenue goals.

Gross Margins

Gross profit increased to $551,535 in 2021 from $278,847 in 2020. Margins have improved in 2021 as our Text Marketing unit prices have improved .

Expenses

Total operating expenses in 2021 increased to $656,713 from $587,381 in 2020. General and administrative expenses increased from $568,373 to $644,865 as we increased staff support for increased business revenue.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue to support existing operations.

Cash in 2021 has been primarily generated through revenue from sales and some equity investments.

Our goal is to expand our market to new verticals not being serviced by solutions that the company offers.

The Company reached two important 5 year partnership agreements are adding significant revenue to the company with reduced costs of customer acquisition.

We are of the opinion the historical cash flows will grow significantly and are indicative of the revenue and cash flows expected for the future because our margins are improving, existing clients are growing with us, higher volume of SMS texts reduce our cost per text and new customer acquisition costs are going to be reduced from new referral and partnership agreements in place now. Our operating platform is now fully operational and adding new customers will not incur additional cash to build new features to support the platform but to provide new functionality to continue to advance the company to its next stage of growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31st, 2021, the Company has capital resources available in the form of cash in the bank from existing operations ($199,161.59 cash on hand)

The company is expected to continue to generate revenue from existing partnerships and new verticals in 2022. New opportunities exist in the Hospitality industry, resorts, and the increased traffic of passengers in the passenger cruise industry.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are key to supporting the rapid expansion of our operations to new market opportunities, including opportunities that have been presented to the company by potential partners.

We plan to use 50% of the money we raise to expand our marketing, sales, and operations budget, create awareness and allow us to execute the agreement we have with Dining Alliance for the next 4 years to help us board a large portion of the 65,000 restaurants in their network.

The other 50% will be used to close new deals in the hospitality and cruise passenger industries, enhance our product offerings and solutions to operate for the next 5 years.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. The Company can continue operating and is cash-flow positive. The campaign funds will allow the company to move faster ahead of potential competitors in our space.

We have approximately $200K in the bank. If we raise $1.07M, then roughly 84% of our company's funds will be made up of the funds from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

When we raise the minimum offering amount, we anticipate the Company will be able to maintain operations, but will scale back efforts to penetrate new verticals. We will continue to operate successfully however achieving profitability will be delayed.

Additional capital is helping us penetrate new markets as our cash flow continues to improve in 2022 due to expanded business from existing customers.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years and continue operations. This is based on a current monthly burn rate of $50K for expenses related to salaries, direct costs of texting, sales commissions, and cloud computing costs.

The company is able to operate without additional funding now but we will not be able to grow fast enough and exercise our full potential with existing contracts. The $1.07 million will allow us to increase our marketing budget and operating capital for the next 2 years. We do not anticipate additional capital needs to become profitable. We want the new capital to create awareness in the marketplace of our solutions and how they work. We will have a 2-year runway to increase profitability with the new capital infusion.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including receiving offers from banks for additional sources of debt capital, but we chose not to incur debt.

The company has sufficient capital and continues to operate generating increasing retained earnings each quarter.

Indebtedness

- **Creditor:** Kurt Kanouse
  Amount Owed: $25,000.00
  Interest Rate: 10.0%
  Maturity Date: May 01, 2024
  Estimated interest of $6,601 has been paid through May 2022.

- **Creditor:** Small Business Administration
  Amount Owed: $83,977.00
  Interest Rate: 3.9%
  Maturity Date: May 01, 2050

Related Party Transactions

- **Name of Entity:** Kurt Kanouse
  Relationship to Company: Investor & Relative of Director, Secretary and General Counsel Keith Kanouse.
  Nature / amount of interest in the transaction: In 2015 the Company entered into $25,000 short-term promissory note issued by one of the investors, with

10% interest with note maturing in 2018. As of December 31, 2020 and 2019, the outstanding balance of the loan was in the amount of $25,000 and has been classified as current.
Material Terms: There are no other material terms.

Valuation

Pre-Money Valuation: $20,355,415.50

Valuation Details:

1. Our founder and CEO had a successful career in technology in the credit card and gift card industries as a software engineer. Don Kohl, a key investor in the company as Executive Vice President of First Data Merchant Services helping it grow to a $1.3 Trillion credit card processing giant through mergers and acquisition and is an active director in our company, he also took a startup company to a $266 million exit in 6 years.

2. We have two 5 year agreements with large marquee accounts: a. Gulfstream Goodwill Industries and b. Dining Alliance with 60,000 restaurants doing $12 Billion of annual revenue. The restaurant industry is poised to begin its recovery in 2022 and the company is poised to take advantage of its positions with the Dining Alliance partnership and new solutions currently in its product roadmap that will be marketed in the first and second quarter of 2022.

We have added 750,000 unique consumers to our database to date and helped those business customers reach $120 million in revenue from January 2018 to the current. Customer growth continues to be strong and our platform continues to operate successfully for our clients.

3. The company is operating in an industry that is growing at 20% a year. Our company has experienced 300 % growth in revenue from 2018 to 2019. 85% growth from 2019 to 2020 and is expected to expand again this year of 2021 at 100%. The company's management believes that the additional capital from this raise will allow its expansion in new verticals and market for the current 5-year agreements.

4. The company's software platform can be expanded easily to support millions of customers with minimal operating expenses.

5. The company's financials show strong growth and demand for its services. It operates in an industry that is expanding (SMS Marketing) with no signs of slow down. Only a fraction of companies are using SMS Marketing today

According to the SaaS Capital Index, their top 10 performing Saas companies had a valuation multiple between 28.9X and 77X (https://www.saas-capital.com/blog-posts/private-saas-company-valuations-q2-2021-update/).

Disclaimers:

The company set its valuation internally, without a formal third-party independent valuation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed (i) all preferred stock is converted to common stock; (ii) outstanding common stock options totaling 7,613,500 are excluded; and (iii) any shares reserved for issuance under a stock plan are excluded from this valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  The funds that we will use if our minimum funding goal is reach would be for StartEngine's Premium Deferred Fee.

If we raise the over allotment amount of $1,069,999.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  10.0%
  We will use 10% of the funds to further our R&D efforts (market and customer research) and for new product development (refining our Express Orders Voice for Restaurants).

- *Marketing*
  20.0%
  We will use 20% of the funds for marketing materials (marketing the launch of our new product) as well as ad space in traditional and digital marketing programs.

- *Operations*
  30.0%
  We will use 30% of the funds to cover expenses for ongoing legal fees and vendor payments.

- *Working Capital*
  16.5%
  We will use 16.5% of the funds for working capital to cover expenses for ongoing overhead expenses (rent and payroll) as well as ongoing day-to-day operations of the Company.

- *Company Employment*
  20.0%
  We will use 20% of the funds to hire key personnel for daily operations, including the following roles: Engineering resources for Artificial Intelligence. Wages to be commensurate with training, experience and position.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.3itechworks.com (3itechworks.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/3itech

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 3i Tech Works, Inc.

[See attached]

3i Tech Works, Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
3i Tech Works, Inc.
Boca Raton, Florida

We have reviewed the accompanying financial statements of 3i Tech Works, Inc., (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 29, 2022
Los Angeles, California

3i Tech Works, Inc.
Index to Financial Statements
(unaudited)

3i Tech Works, Inc.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	199,162	$	106,668
Total Current Assets		**199,162**		**106,668**
Software development		1,396,533		1,287,622
Total Assets	**$**	**1,595,694**	**$**	**1,394,290**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current portion of Promissory Notes and Loans	$	24,833	$	27,847
Other Current Liabilities		24,101		6,601
Total Current Liabilities		**48,934**		**34,448**
Promissory Notes and Loans		82,150		82,553
Total Liabilities		**131,084**		**117,001**
STOCKHOLDERS EQUITY				
Common Stock		2,130,700		1,835,700
Additional Paid in Capital		1,911,755		1,911,755
Retained Earnings/(Accumulated Deficit)		(2,577,845)		(2,470,166)
Total Stockholders' Equity		**1,464,610**		**1,277,289**
Total Liabilities and Stockholders' Equity	**$**	**1,595,694**	**$**	**1,394,290**

See accompanying notes to financial statements.

3i Tech Works, Inc.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(unaudited)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 699,570	$ 331,545
Cost of Goods Sold	148,036	52,697
Gross profit	551,535	278,847
Operating expenses		
General and Administrative	644,865	568,373
Sales and Marketing	11,849	19,008
Total operating expenses	656,713	587,381
Operating Income/(Loss)	(105,178)	(308,533)
Interest Expense	2,500	4,101
Other Loss/(Income)	-	(11,075)
Income/(Loss) before provision for income taxes	(107,678)	(301,560)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (107,678)**	**$ (301,560)**

See accompanying notes to financial statements.

3i Tech Works, Inc.

STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(unaudited)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	10,724,800	**$ 1,685,700**	**$ 1,739,755**	**$ (3,057,800)**	**$ 367,655**
Issuance of common stock	100,002	150,000			150,000
Issuance of restricted stock awards	100,000		150,000		150,000
Transfer to software development				889,193	889,193
Issuance of stock options			22,000		22,000
Net income/(loss)				(301,560)	(301,560)
Balance—December 31, 2020	10,924,802	1,835,700	1,911,755	$ (2,470,167)	**$ 1,277,289**
Issuance of Stock	153,334	295,000	-		295,000
Net income/(loss)				(107,678)	(107,678)
Balance—December 31, 2021	**11,631,666**	**$ 2,130,700**	**$ 1,911,755**	**$ (2,577,845)**	**$ 1,464,610**

See accompanying notes to financial statements.

3i Tech Works, Inc.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(unaudited)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(107,678)	$	(301,560)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		224,305		161,869
Share-based Compensation		-		150,000
Changes in operating assets and liabilities:				
Other Current Liabilities		17,500		4,101
Net cash provided/(used) by operating activities		**134,127**		**14,411**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(333,216)		(194,954)
Net cash provided/(used) in investing activities		**(333,216)**		**(194,954)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		295,000		172,000
Borrowing on Promissory Notes and Loans				85,400
Repayment of Promissory Notes and Loans		(3,417)		-
Net cash provided/(used) by financing activities		**291,583**		**257,400**
Change in Cash		92,494		76,856
Cash—beginning of year		106,668		29,811
Cash—end of year	**$**	**199,162**	**$**	**106,668**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	2,500	$	4,101
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

NOTE 1 – NATURE OF OPERATIONS

3i Tech Works Inc. was founded on February 6, 2012, in the state of Florida. The financial statements of 3i Tech Works Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boca Raton, Florida.

3i Tech Works Inc. is a Florida corporation building digital, mobile, and secure payment products. Their products focus on convenience, security, and mobility and they make connecting faster, safer, and more convenient.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021, and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Software Development Costs

The Company capitalizes software development costs once technological feasibility is established and they determine that such costs are recoverable against future net sales. The Company evaluates technological feasibility on a product-by-product basis. Once technological feasibility is established, the Company capitalizes software development costs. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to statement of operations. Commencing upon product release, capitalized software development costs are amortized to "Cost of goods sold" in the Company's statements of operations based on the ratio of current gross sales to total projected gross sales.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.
Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its mobile payment solutions.

Income Taxes

3i Tech Works Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,		**2021**		**2020**
Software Development Costs	$	1,814,040	$	1,480,824
Intangible assets, at cost		**1,814,040**		**1,480,824**
Accumulated amortization		(417,507)		(193,202)
Intangible assets, Net	**$**	**1,396,533**	**$**	**1,287,622**

Amortization expenses were approximately $224,305 and $161,869 for the years ended December 31, 2021, and 2020, respectively.

NOTE 4 – **STOCKHOLDERS' EQUITY**

Common Stock

The Company is authorized to issue 50,000,000 shares designated as $0 par value Common Stock. As of December 31, 2021, and December 31, 2020, 11,631,666 and 10,924,802 Common Stock have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 250,000 shares designated as $0 par value preferred stock class A and 750,000 shares designated as $0 par value preferred stock class B. Cumulative interest on Class A Preferred Stock will accrue on a daily basis at the rate of 8% per annum and holders of Class A Preferred Stock will have priority to any payments over holders of Class B preferred stock and Common Stock.

Cumulative interest on Class B Preferred Stock will accrue on a daily basis at the rate of 6% per annum and holders of Class A Preferred Stock will have priority to any payments over holders Common Stock. As of December 31, 2021, and December 31, 2020, no Preferred Shares have been issued and are outstanding.

Share-based Compensation

During 2013, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan"). The Company reserved 2,620,830 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares to employees. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2021, the Company had 542,330 shares of common stock available for future issuance of awards under the 2013 Plan.

Total share-based compensation expenses recognized in the statement of operations were as follows:

As of Year Ended December 31,	2021	2020
Cost of goods sold	$ -	$ -
Selling, marketing, and administrative	-	150,000
Total share-based compensation	**$ -**	**$ 150,000**

Restricted Stock Awards

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	100,000	$ 0.00	
Vested	(100,000)	$ 1.50	
Cancelled	-	$ -	
Outstanding at December 31, 2020	-	$ -	-
Granted			
Vested			
Cancelled	-	$ -	
Outstanding at December 31, 2021	-	$ -	-

The fair value of the restricted stock awards were estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The weighted average fair value per share of restricted stock awards granted during 2019 was $1.50. The total fair value of the restricted stock awards vested during both 2021 and 2020 was $150,000.

Stock options

The Company issued and sold Class A stock options and Class B stock options to its shareholders, Class B stock options including right to purchase common stock at a preferred price in case the sale price of Common Stock reaches a certain limit. As of December 31, 2021 4,937,500 Class A stock options and 1,508,000 Class B stock have been issued and are outstanding as well of as December 31, 2020. All options have the exercise price of $1 and as of December 31, 2020, no options have been exercised.

NOTE 5 – DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
EIDL loan	$ 85,400	3.75%	5/22/2020	5/22/2050	$ 3,187	$ 3,187	$ 2,833	$ 82,150	$ 84,983	$ 1,601	$ 1,601	$ 2,847	$ 82,553	$ 85,400
Promissory Note issued to a lender	$ 25,000	10.00%	2015	2018			$ 22,000		$ 22,000			$ 25,000		$ 25,000
Total					$ 3,187	$ 3,187	$ 24,833	$ 82,150	$ 106,983	$ 1,601	$ 1,601	$ 27,847	$ 82,553	$ 85,400

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 24,833
2023	2,833
2024	2,833
2025	2,833
2026	2,833
Thereafter	70,819
Total	**$ 106,983**

NOTE 6- INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (26,920)	$ (39,870)
Valuation Allowance	26,920	39,870
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (89,659)	$ (62,739)
Valuation Allowance	89,659	62,739
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $358,643, and the Company had state net operating loss ("NOL") carryforwards of approximately $358,643. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Operating leases

The Company enters an operating lease for facilities. The lease agreement is out of date because of the COVID-19 pandemic, and the Company did not renew it. There are no long-term commitments on the Company's part, creating a future liability to the Company's shareholders. Rent expenses were in the amount of $15,339 and $21,659 as of December 31, 2021, and December 31, 2020 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations

NOTE 8 – RELATED PARTY TRANSACTIONS

In 2015 the Company entered into a $25,000 short-term promissory note issued by one of the investors, with a 10% interest on the note, maturing in 2018. As of December 31, 2021, and 2020, the outstanding balance of the loan was in the amount of $25,000, and has been classified as current.

NOTE 9– SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through April 29, 2022, which is the issuance date of these financial statements.

There have been no other events or transactions during this time that would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

3i Tech

Customer Engagement Solutions


3i Tech Works
Automate Your Customer Engagement
Closing in 10 hours

$74,651 raised

37 Investors	$20.4M Valuation
$1.75 Price per Share	$350.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	10 Hours Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Website | Boca Raton, FL | SOFTWARE & SERVICES | TECHNOLOGY

3i Tech Works builds engagement solutions to increase customer loyalty and drive revenue for small and medium-sized businesses. Our integrated platform aims to even the playing field for brick-and-mortar retailers and restaurants by providing them the best digital tools to connect and engage with mobile customers.

Overview | Team | Terms | Updates 5 | Comments | Follow

Reasons to Invest

- Our company database currently has more than 100 client businesses serving more than 780,000 unique customers, with our platform growing by an average of 1,200 customers a day.
- We have grown by nearly 100% our YOY revenue since 2018 and are cash flow positive, recently signing multi-year agreements with Gulfstream Goodwill Industries (GGI) as well as a large restaurant group purchasing organization.
- The Loyalty Programs Market is expected to hit $201B in 2022, with the SMS Marketing Software Market projected to grow to $24B by 2028.

*Market statistics provided by PR Newswire & Verified Market Research (source / source)

An all-in-one engagement platform built for today's digital world

3i Tech Works helps businesses **increase their revenue** and **reduce their costs** by engaging with their customers more effectively and efficiently. Our sophisticated engagement platform provides an all-in-one service for connecting and interacting with mobile customers through **SMS marketing, loyalty programs,** and **online and voice ordering for restaurants**.


3i's All-in-One Service:
SMS Marketing
Loyalty Programs
Online & Voice Ordering

Our software is designed for storefront owners and big organizations alike, and **our clients report greater revenue per customer** as well as more frequent purchases. By providing what we believe to be one of the most powerful forms of modern-day marketing, we're able to support local businesses and communities in adapting to—and thriving in—an increasingly digital economy.

Rewards

Get rewarded for investing more into 3i Tech:

$350+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$1,750+
Investment
VIP Silver + 5% Bonus Shares
Invest $1,750+ and receive 5% Bonus Shares.

$8,750+
Investment
VIP Gold + 10 % Bonus Shares
Invest $8,750+ and receive 10 % Bonus Shares.

$21,000+
Investment
VIP Platinum + 15% Bonus Shares
Invest $21,000+ and receive 15% Bonus Shares.

$35,000+
Investment
VIP Diamond + 20% Bonus Shares
Invest $35,000 + and receive 20% Bonus Shares + a Private zoom call with Chief Executive and/or Chief Operating Officer.

THE PROBLEM

Yesterday's tools aren't engaging today's customers

We've seen retailers and restaurants struggle to get to know and effectively engage with their customers. As a result, these brick-and-mortar businesses end up spending major amounts on high-traffic real estate and local advertising in attempts to identify consumers and draw them back for repeat business, often resulting in meager returns on investment.


Sorry
WE'RE
CLOSED
Without adapting to navigate today's digital world
Small and mid-sized businesses are suffering from inefficiencies, lost revenue, and missed opportunities.

Restaurants are now also dealing with reduced revenue as they manage unprecedented staffing shortages, making high-quality customer service a greater and more urgent challenge than ever. These small and mid-sized businesses are still using **yesterday's tools to navigate today's digital world**, resulting in inefficiencies, lost revenue, and missed opportunities.

THE SOLUTION

A full suite of sophisticated customer engagement services

3i Tech Works' **all-in-one customer engagement platform** captures real-time, onsite customer data, allowing our clients to optimize their business based on purchasing trends and behaviors. We provide each of our business clients with a dashboard that shows their product categories, the value of each customer relationship, and the success metrics of their SMS marketing campaigns.



Leverage transaction data to engage customers via opt-in SMS marketing campaigns.

SMS marketing is now one of the most effective marketing tools available, enabling businesses to build and **manage subscriber lists, send mass text campaigns,** and **automate customer engagement**. Our business clients can collect opt-in phone numbers and transaction data, which can then be leveraged to engage those customers via opt-in text campaigns.

Online & voice ordering systems that seamlessly integrate with restaurant operations.



Our platform has proven to be a valuable tool for retailers and for restaurants alike. We help restaurants increase sales and reduce costs by providing them with an online and voice ordering system, which **seamlessly integrates with the restaurant's operations**, freeing up critical staff bandwidth.



Understand the value of each customer relationship & track key metrics

3i's retail clients use our tools to **build relationships with their individual customers** and obtain opt-in permission to periodically reach out with value-added promotions and communications. We also offer membership programs that allow clients to charge a fee for special privileges as well as provide rewards for higher spending.

We use a subscription-based SaaS model, charging a monthly fee to clients for the use of our platform, as well as additional fees for transactions and opt-in text messaging. For mid-to-large clients, we also charge an upfront fee for platform customization.

THE MARKET

The digital economy is growing rapidly

Our platform currently serves two massive markets: **retailers** and **restaurants**. In retail, our biggest clients are from the thrift industry, which saw a significant uptick in popularity during the pandemic. The secondhand clothing market is expected to reach $77B by 2025, up from $36B in 2020 (source).

When it comes to restaurants, the size of the global online food delivery market reached over $107B in 2019, and is projected to reach as high as $154B by 2023 (source). Due to the COVID-19 pandemic, more people are ordering takeout, drive-thru, and delivery than ever before, and many plan to continue this routine in the year ahead as digital orders become increasingly common (source). Between 2020 and 2021, delivery orders increased by 142% while takeout orders went up 130% (source).

With this increase in online purchasing, we've seen **growing demand for marketing automation software** and **affordable cloud-based solutions**. The SMS marketing software market is on track to reach $24M by 2028, while loyalty programs are a $201B market (source / source).


Loyalty Programs Market
$201B
by 2022
SMS Marketing Software Market
$24M
by 2028
Global Online Food Delivery Market
$154B
by 2023

(source / source / source)

Our industry competitors are limited, and each only focuses on one customer solution. 3i Tech Works offer an integrated customer engagement platform and personalized support to our clients, providing a full suite of services. Our clients can market to customers across the platform, broadening their total market reach and expanding their partnership with us.

OUR TRACTION

Our clients have told us, “It’s a huge game-changer”

3i Tech Works has seen average revenue growth of 87% for the past three years and are currently cash-flow positive. We have more than **780,000 unique customers** in our database and are **adding an average of 1,200 more each day**.


Currently we have…
780,000 Unique Customers in Our Database and Growing!
...with approximately 1,200 more added each day

As we expand our reach, we’re focused on significant strategic partnerships that provide us with exclusive distribution channels. To date, we’ve secured **two major, five-year contracts** with large marquee names: **Gulfstream Goodwill Industries** (GGI) **of Palm Beach**, a clothing retailer with 28 stores and two distribution centers across five Florida counties, **and Dining Alliance**, a Group Purchasing Organization based in Massachusetts that purchases $15B for 65,000 restaurants in the US. Meanwhile, some of our other retail clients also include Habitat for Humanity, The Florida Breast Cancer Foundation, and Out of the Closet stores.


Our retail clients include:
GULFSTREAM Goodwill
American Thrift Stores
maoz vegetarian
Habitat for Humanity
AHF AIDS HEALTHCARE FOUNDATION

Since our partnership began in 2018, GGI has experienced significant growth as a result of our RealRewards+ Membership Program and SMS marketing campaigns. As we expand to additional Goodwill locations across the country, we plan to be in all 50 states within the next two years.


7:21
Monday 6:10 PM
GoodFriend Gold & Silver Members get 2 for $5 on all reg. priced bottoms. Tuesday 11/16 at all our Goodwill stores. To Opt-out reply STOP
Saturday 10:42 AM
All Gold & Silver Members receive DOUBLE POINTS on all purchases through Friday, 12/10. To Opt-out,
According to Kevin Bender, VP of Gulfstream Goodwill Industries…
Members enrolled in 3i’s RealRewards+ program spend almost double what their average customer spends

This round of funding will allow us to scale to meet growing client needs while expanding coverage into additional restaurant, retail, and cruise ship markets.

WHY INVEST

Built to scale and ready to support more local businesses

As we enter an increasingly digital world, more businesses are now adopting new technology to better reach and connect with their customers. Consumers are increasingly mobile, serving us with **a major market opportunity** as **new verticals demand our digital solutions**.

In order to bring sophisticated customer engagement strategies to a wider audience, we'll continue to grow with our restaurant and retail clients while also entering into new industries, such as cruise lines and personal care. Our software platform is **built to scale**, and the more customers we have in our database, the more powerful it becomes.

We're only just getting started. Join us today and your investments will help more businesses connect with their communities.


Enabling businesses to connect and engage with their customers.
3i Tech Works

Meet Our Team



Joseph Riano

Founder, Director & CEO

Joe has been a Sales and Marketing Executive of Software solutions for Fortune 500 companies since 1990. Building software platforms to create and distribute digital gift cards and issue rewards for purchases.

Started his career in technology in the banking industry, then he was recruited to help the credit card industry working for American Express, First Data and was hired to re-engineer Software As A Service solutions for Precision Response Corp. in Miami that was sold after Joe directed the focus of the company to Software As A Service and away from Telemarketing Services.



Don Kohl

Advisor and Director of Payments Systems

Don was the Executive Vice President of First Data Merchant Services. He oversaw the company's growth for 19 years participating in technology development to support the growth of First Data to become the world's premier provider of Credit Card processing payments with over $1.3 Trillion of credit card transactions per year.



Keith Kanouse

Director, Corporate Secretary and General Counsel

Law degree from Notre Dame University. Graduated Magna Cum Laude. Owner of Kanouse and Walker a law firm in Boca Raton that specializes in franchise law.



Henry Westendarp

Board of Directors

Henry graduated University of Pennsylvania - Wharton Business School. Founded Strategic Marketing Systems, Inc (SMS), which was a vendor to Mr.Riano and later his employer. SMS was also a vendor to American Express, NABANCO (predecessor to First Data Merchant Services), and many other financial services firms. Henry then sold SMS to First Data Corporation.



Harold Schultz

Director & Board Member

Harold Schultz attended the University of Miami, Florida. Has been a real estate entrepreneur and an investor in several successful startups.



Bradford Schupp

Chief Operating Officer

Brad Schupp is the Chief Operating Officer of 3i Tech Works. In this capacity, he is responsible for the day-to-day operations of the company and assists the CEO in developing and executing the firm's growth strategy. Mr. Schupp assures that the 3i Tech Works team is focused on revenue growth and delivering maximum customer value to benefit both our customers and shareholders.

Mr. Schupp comes to 3i Tech Works after a successful forty year career in the defense electronics business serving as an experienced leader specializing in Executive and Business Coaching, Strategy Development, Execution and Process Improvement. As a results-oriented executive, he focuses on top line and bottom-line improvements in the execution of the business plan.

Mr. Schupp is also a subject matter expert in assisting high performing individuals achieve their full potential, project and program management, corporate and competitive strategies, strategy/goal deployment, risk management and quantitative performance management systems.



David Lebold

VP of Business Development

Investment advisor and sales executive with over 25 years of experience building financial teams and forging strategic partnerships.

David holds a BA in Political Science from Kansas University.



Gerardo Moran

Vice President

Gerry is a serial entrepreneur and an accomplished technology executive with experience both in the private and public sectors.

He has worked in healthcare, Fintech, Risk Management, Education, and Publishing over his successful career.

Gerry brings deep financial and operational expertise to the team working both in the US and Latin America. He holds an MBA in International Finance for IPADE Business School plus has completed executive level education at Harvard, Dartmouth, and Johns Hopkins



Michael Pichel

Director and Member of the Board of Directors

Michael Pichel is a member of the board of Directors of 3i Tech Works, Inc. He is an attorney and real estate investor who resides in Ithaca, New York. He is the Chief Executive Officer of Progressive Equity Funding since 1984, Atlantic Title since 1987, Atlantic Realty since 1989 and Athena Midway since 1990.

Michael advises the company on legal matters and partnerships that advance the company's interests.

Offering Summary

Company	3i Tech Works, Inc.
Corporate Address	2255 Glades Rd. Suite 324A, Boca Raton, FL 33431-8571
Offering Minimum	$9,999.50
Offering Maximum	$1,069,999.00
Minimum Investment Amount (per investor)	$350.00

Terms

Offering Type	Equity
Security Name	Non-Voting Common Stock
Minimum Number of Shares Offered	5,714
Maximum Number of Shares Offered	611,428
Price per Share	$1.75
Pre-Money Valuation	$20,355,415.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $350+ within the first 7 days and receive 20% bonus shares.

Super Early Bird Bonus

Invest $350+ within the first 15 days and receive 15% bonus shares.

Early Bird Bonus

Invest $350+ within the first 30 days and receive 10% bonus shares.

Amount-Based:

$1,750 + | VIP Silver + 5% Bonus Shares

Invest $1,750+ and receive 5% Bonus Shares.

$8,750 + | VIP Gold + 10 % Bonus Shares

Invest $8,750+ and receive 10 % Bonus Shares.

$21,000+ | VIP Platinum + 15% Bonus Shares

Invest $21,000+ and receive 15% Bonus Shares.

$35,000+ | VIP Diamond + 20% Bonus Shares

Invest $35,000 + and receive 20% Bonus Shares + a Private zoom call with Chief Executive and/or Chief Operating Officer.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

3i Tech will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.75/ share, you will receive 110 Non-Voting Common Stock shares, meaning you'll own 110 shares for $175. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Express Orders and Dining Alliance Announce $1 Food Delivery for More Than 65,000 Restaurants in Their Network

about 1 month ago

PRESS RELEASE MAR 18, 2022 16:00 EDT


EXPRESS ORDERS
RESTAURANT OWNERS
Get Customer Orders Delivered for $1 with XO Delivery!
Get access now

BOCA RATON, Fla., March 18, 2022 (Newswire.com) - 3i Tech Works, Inc. a Boca Raton, Florida-based corporation, is pleased to announce its new partnership with Dining Alliance, the leading data and technology company in the foodservice industry, beginning March 18, 2022. The company's Express Orders restaurant solution will start offering delivery services to more than 65,000 Dining Alliance members and other restaurants in the U.S. through a network of Delivery Service Providers.

This solution will offer substantial savings to restaurants that subscribe to the service. Member restaurants will pay a $1 fee for access to the delivery network. By using this network, restaurants establish and maintain the relationship with their customers. This allows them to capture more money from delivery orders and keep their most important asset - their customers' information - in a secure database for digital and SMS marketing.

> "This new partnership allows Dining Alliance to extend our reach and fulfill our mission of helping independent restaurants succeed," says Dining Alliance President Tina Davie Donahue. "Dining Alliance members can now unlock a vast potential of savings on a network of delivery service providers."

The 3i Tech Works delivery partnership gives the restaurants instant revenue and is a source of money for the restaurants who have their own drivers by "pooling" the drivers to service other customers when not needed by their restaurant.

In conjunction with the Express Orders "We Deliver" tagline, we are launching a campaign to announce the Express Orders Voice (XOV) system. The XOV system eliminates the need for a restaurant's staff member to have to answer the phone so they can focus on assisting on-site customers. Using XO Voice is like adding a FREE Staff member. It allows restaurants to handle multiple simultaneous voice orders and captures them directly onto a tablet, no lost orders. The restaurant then responds to those orders via text, saving time on interactive conversations with customers who are familiar with the menu and know what they want.

For more information regarding these services, please visit: www.ExpressOrders.com. For more information, please email: news@expressorders.com or contact Gerry Moran at 561-244-9490

About Dining Alliance

Dining Alliance empowers independent restaurants across the country with data and analytics to improve their purchasing, reduce their costs, and increase their profitability. We collect and organize purchasing data to help restaurants uncover areas for savings, improve the strength of their partnerships and run their businesses more profitably. To learn more, visit www.DiningAlliance.com.

About 3i Tech Works

3i Tech Works helps businesses increase revenue and reduce costs by engaging with their customers more effectively and efficiently. Our sophisticated customer engagement platform provides an all-in-one service for connecting and interacting with mobile customers through SMS marketing, loyalty programs, online, automated voice ordering and now deliveries for restaurants. To learn more visit 3itechworks.com. Potential investors please visit: www.startengine.com/3itech

Sofi's Cafe Joins 3i Tech Works using our Express Orders solution for restaurants

about 1 month ago


JOIN OUR
REWARDS
PROGRAM
Sofi's CAFE
Text "Join"
to (833) 905-1444
or scan the QR code

Welcome Sofi's Cafe in Downtown Fort Lauderdale. The newest member of the growing Express Orders family of restaurants.

Sofis' cafe is a downtown staple offering breakfast and lunch in the busy downtown area of rapidly growing Fort Lauderdale, Florida. Sofi's owner Ana and her husband are very happy to have the prepaid orders delivered to their cash register and deposited the very same evening to their bank account.

Watch us grow as we add new restaurants and chains in the next few days and weeks.

We crossed 840,000 unique customers and more than $140 million in revenue for our customers today !

about 1 month ago

Our motto and philosophy is Customers First !

Nothing gets us motivated more than seeing the success that our solutions bring our customers.

We share the Health of the Business statistics with our employees and shareholders to let them see the growth of our company and the growth that we generate for our customers.

The snapshot below shows our Health of the Business since January 1, 2018. As of today we have helped our clients generate more than $140 million in revenue (one point = $1). and bring in more than 840,000 unique customers to their businesses. Growing successfully when others need our services makes our value proposition stronger and leads to more business for us.

Total Rewards Points Issued:	141,205,921
Total Outstanding Rewards Points:	42,976,154
Unique Customer Accounts:	840,947

Rewarding customers is the best way to bring them back to shop. Showing appreciation for their business is good for business and is great for growing retail sales, pharmacy sales, beauty salons and now restaurants and the hospitality industry.

Customers want to feel that their contribution to a local business makes a difference in their community and matters to others wellbeing.

Our team is delighted to support our clients and help them continue to grow. Our customers achievements become our best testimonials.

Congratulations to the 3i Tech Works family of employees and contractors on achieving another milestone in our growth.

Insider Investment Notice

about 2 months ago

Insiders have invested $42,501.01 in the offering.
Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

3i Tech Works, Inc. Introduces Express Orders Delivery for $1 for Restaurants

about 2 months ago


EXPRESS ORDERS
RESTAURANT OWNERS
Get Customer Orders Delivered for $1 with XO Delivery!
Get access now

Restaurants need help recovering from the pandemic, the high costs of food, staffing and fuel.

We now help restaurants recover by offering the services of the big delivery providers without the high costs.

Introducing: Express Orders Delivery for $1.

The customers who order food pay for the deliveries and the restaurants keep more of the money that belongs to them. We have launched the first social media campaign today and our email marketing is hitting the mailboxes this afternoon. We have been working on this project and pilots for several months now and are happy to annouce this new and anticipated solution for restaurants.

Restaurants also have the flexibility of choosing how much of the delivery charge they are willing to absorb for high value orders and offseting the costs of delivery for those big orders.

For those restaurants who have drivers, they can use those drivers when idle to monetize deliveries and profit from those deliveries.

END OF UPDATES

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Kyle S. SE OWNER 68 INVESTMENTS 2 months ago

Any intention of partnering with Yelp or other similar products who can use your product as an "upsell" when they are marketing their service to drive growth in small businesses. I could see this working well in tandem with a group like Yelp, even in addition to partnering with POS systems like Clover. I was just wondering if you had considered a partnership with companies like Yelp or simply view them as competitor.

If not, I could also see them as a potential buyer in the next few years to acquire you all and incorporate that into their model... if that is something you would be open too. Just curious as this obviously impacts what the ROI may look like for the investor and the timeline that may be realized. If growth is realized as quickly as you expect over the next few years, I can easily see a company like Yelp (on the marketing side), or Clover/Fiserv on the POS side acquiring this for 50-100M. If nothing else, the valuation does seem fair to me here around 20M and I am considering an investment based on the answers here!

Thanks!

0 View 1 reply

Brett R. SE OWNER 21 INVESTMENTS 3 months ago

Thanks for the opportunity to invest. A number of questions.

1. You list Twilio as a competitor. Does 3i have the infrastructure to do SMS itself, or does 3i contract with Twilio, Bandwidth or another such provider of SMS delivery?
2. Dining Alliance is listed as a five year contract. Does that contract itself generate any revenue or merely give you access to the alliance member data base for marketing purposes?
3. Seven months ago 11.6 million shares were sold at an average price of approximately $0.262 per share and today the selling price is $1.75, a 600%+ increase, is that correct?
4. Do you consider Toast a competitor?
5. Would you consider the $500k of revenue in Q3 2021 to be recurring revenue? Meaning unless you lose a customer, they will continue to generate that revenue on an ongoing basis? That would value the company at 10X ARR, which seems reasonable, assuming all revenue is RR.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Joseph:

Storefront owners need tools to put them on equal footing with online retail giants, so that they not only survive, but they thrive.

My name is Joseph Riano and I'm the President & CEO of 3i Tech Works. We help local and national businesses connect with their customers. We use Text Message Marketing to provide value to each and every business owner. Each day across America, retailers and restaurants are frequented by customers who come in, buy, leave, never to be seen again. This interaction can be more than a one time experience. Every customer visit creates an opportunity to gain a repeat customer. We provide businesses the ability to truly know who their customers are, what they need and when they buy.

We enhance the traditional shopping experience for both customers and businesses.

Our all-in-one customer engagement platform allows our clients to send targeted marketing and promotions to customers via text message, based on their purchase history, so they get relevant offers at the right time, and return to the store to shop again. (They can opt out anytime.)

With 97% of text messages read within a few minutes of delivery, our platform gets results the same day.

Kevin Bender Testimonial:

"Customers that are members are spending almost exactly double of what our average customer spends. It's seamless, it's in our POS system, so there's no extra labor for our cashiers. You can't do that with e-mail. I can send a text out today and our database of 60,000 people that are sent our text. I can send a text out tonight and get a 98% open rate and flood my stores with customers the next day. It's a huge game-changer."

It's a quick & easy to schedule our text campaigns. And on those slow days for retailers we provide a way to instantly increase store visits and add new revenue the same day. Our company focuses on capturing onsite customer data as they shop, helping businesses profile their customers based on customer behavior.

We help businesses from small shops to multi-location national chains. They are the lifeblood of our economy and neighborhoods. They have been left out of this critical sales channel. Until Now.

At the end of the day, helping people win in business is what we're all about. Our customers' shops are great for neighborhoods. We exist to help stores thrive in a mobile economy. Online shopping isn't going away, but that doesn't mean traditional stores cannot participate in the mobile digital economy. We want to empower them. Our platform does exactly that.

Currently we serve more than 750,000 unique individuals in our database and we have helped our clients add more than $120 million in revenue. While adding 1,200 people a day, on average

to our database. We also signed an exclusive contract with a 65,000 restaurant member group purchasing organization over the next 5 years. This translates into millions of individual shoppers that have the potential to produce millions in revenue for those restaurants.

Our company has doubled its revenue for the past 3 years and is cash-flow positive.

We need your help to expand our market to new verticals in the travel and hospitality industry. Invest today! Together we can help many new businesses thrive in a rapidly changing mobile, digital economy.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Electronic Articles of Incorporation
For

P12000012467
FILED
February 06, 2012
Sec. Of State
jshivers

3I TECH WORKS, INC.

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

3I TECH WORKS, INC.

Article II

The principal place of business address:

2255 GLADES ROAD
319 A
BOCA RATON, FL. 33431

The mailing address of the corporation is:

2255 GLADES ROAD
319 A
BOCA RATON, FL. 33431

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

10000000

Article V

The name and Florida street address of the registered agent is:

JOSEPH P RIANO
2255 GLADES ROAD
319 A
BOCA RATON, FL. 33431

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: JOSEPH RIANO

P12000012467
FILED
February 06, 2012
Sec. Of State
jshivers

Article VI

The name and address of the incorporator is:

JOSEPH RIANO
2255 GLADES ROAD
319 A
BOCA RATON, FL 33431

Electronic Signature of Incorporator: JOSEPH RIANO

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P
JOSEPH RIANO
21 ROYAL PALM WAY #305
BOCA RATON, FL. 33432

Article VIII

The effective date for this corporation shall be:

02/05/2012

P12000012467

Florida Department of State
Division of Corporations
Electronic Filing Cover Sheet

Note: Please print this page and use it as a cover sheet. Type the fax audit number (shown below) on the top and bottom of all pages of the document.

(((H15000086280 3)))

H150000862803ABC/

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To:
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Fax Number : (850)617-6380

From:
Account Name : KANOUSE & WALKER, P.A.
Account Number : 105503003644
Phone : (561)451-8090
Fax Number : (561)451-8089

FILED
SECRETARY OF STATE
DIVISION OF CORPORATIONS
15 APR -9 AM 8:58

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RECEIVED
15 APR -9 AM 7:29
DEPARTMENT OF STATE
DIVISION OF CORPORATIONS
TALLAHASSEE, FLORIDA

COR AMND/RESTATE/CORRECT OR O/D RESIGN

3I TECH WORKS, INC.

Certificate of Status	0
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Page Count	01
Estimated Charge	$35.00

C. L. 4-10-15

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FILED
SECRETARY OF STATE
DIVISION OF CORPORATIONS

15 APR -9 AM 8:58

Audit #H15000086280 3

FIRST AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
3I TECH WORKS, INC.

1. The name of the corporation is 3i Tech Works, Inc. (the "Corporation") and was incorporated on February 6, 2012 under document number P12000012467.

2. Article IV of the Articles of Incorporation is amended in its entirety to read:

The Corporation is authorized to issue 15,000,000 shares of no par value common stock.

3. The foregoing amendment was approved by the Sole Director and a majority of the Shareholders at its annual meeting on April 2, 2015.

IN WITNESS WHEREOF, the undersigned President of the Corporation has signed this First Amendment to the Articles of Incorporation on April 8, 2015.

Joseph P. Riano, President

STATE OF FLORIDA

COUNTY OF PALM BEACH

The foregoing instrument was acknowledged before me on April 8, 2015 by Joseph P. Riano, as President of 3i Tech Works, Inc., a Florida corporation, on behalf of the corporation. He personally appeared before me at the time of notarization.

NOTARY PUBLIC - STATE OF FLORIDA:

sign ______

print Keith J. Kanouse

Personally Known ✓ OR Produced Identification ____

Type of Identification Produced:

______

Audit #H15000086280 3

KEITH J. KANOUSE
MY COMMISSION # EE 833583
EXPIRES: September 23, 2016
Bonded Thru Budget Notary Services

P12000012467

Florida Department of State
Division of Corporations
Electronic Filing Cover Sheet

Note: Please print this page and use it as a cover sheet. Type the fax audit number (shown below) on the top and bottom of all pages of the document.

(((H16000165584 3)))

H160001655843ABC3

Note: DO NOT hit the REFRESH/RELOAD button on your browser from this page. Doing so will generate another cover sheet.

To:

Division of Corporations
Fax Number : (850)617-6380

From:

Account Name : KANOUSE & WALKER, P.A.
Account Number : 105503003644
Phone : (561)451-8090
Fax Number : (561)451-8089

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Email Address:____________________________

COR AMND/RESTATE/CORRECT OR O/D RESIGN

3I TECH WORKS, INC.

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Certified Copy	0
Page Count	02
Estimated Charge	$35.00

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OCT 3 1 2016
T. LEMIEUX

Audit # H16000165584 3

SECOND AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
3I TECH WORKS, INC.

1. The name of the corporation is 3i Tech Works, Inc. (the "Corporation") and was incorporated on February 6, 2012 under document number P12000012467.

2. Article IV of the Articles of Incorporation is amended in its entirety to read:

The Corporation is authorized to issue 20,000,000 shares of no par value common stock.

3. The foregoing amendment was approved by the Directors and a majority of the Shareholders by written consent dated July 9, 2016.

IN WITNESS WHEREOF, the undersigned President of the Corporation has signed this First Amendment to the Articles of Incorporation on October 27, 2016.

Joseph P. Riano, President

STATE OF FLORIDA

COUNTY OF PALM BEACH

The foregoing instrument was acknowledged before me on October 27, 2016 by Joseph P. Riano, as President of 3i Tech Works, Inc., a Florida corporation, on behalf of the corporation. He personally appeared before me at the time of notarization.

NOTARY PUBLIC - STATE OF FLORIDA:

sign
print Keith J. Kanouse

Personally Known ✓ OR Produced Identification ____

Type of Identification Produced:

____

2016 OCT 28 A
FILED

Audit # H16000165584 3

KEITH J. KANOUSE
MY COMMISSION # GG 003358
EXPIRES: September 23, 2020
Bonded Thru Budget Notary Services

P12000012467

Florida Department of State
Division of Corporations
Electronic Filing Cover Sheet

Note: Please print this page and use it as a cover sheet. Type the fax audit number (shown below) on the top and bottom of all pages of the document.

(((H17000299718 3)))

H170002997183ABCB

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To:
Division of Corporations
Fax Number : (850)617-6380

From:
Account Name : KANOUSE & WALKER, P.A.
Account Number : 105503003644
Phone : (561)451-8090
Fax Number : (561)451-8089

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Email Address: ______

2017 DEC 12 AM 9:04

17 DEC 12 PM 2:11 RECEIVED

COR AMND/RESTATE/CORRECT OR O/D RESIGN
3I TECH WORKS, INC.

Certificate of Status	0
Certified Copy	0
Page Count	01
Estimated Charge	$35.00

DEC 13 2017
S. YOUNG

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Audit # H17000299718 3

SECOND AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
3I TECH WORKS, INC.

1. The name of the corporation is 3i Tech Works, Inc. (the "Corporation") and was incorporated on June 13, 2000 under document number P12000012467.

2. *Article IV of the Articles of Incorporation is amended in its entirety to read:*

The Corporation is authorized to issue 50,000,000 shares of no par value common stock.

3. The foregoing amendment was unanimously adopted by the Board of Directors and a majority of its Shareholders pursuant to a Special Meetings of the Board of Directors and Shareholders on October 26, 2017.

IN WITNESS WHEREOF, the undersigned President of the Corporation has signed this First Amendment to the Articles of Incorporation on November 14, 2017.

Joseph P. Riano, President

STATE OF FLORIDA

COUNTY OF PALM BEACH

The foregoing instrument was acknowledged before me on November 14, 2017 by Joseph P. Riano, as President of 3i Tech Works, Inc., a Florida corporation, on behalf of the corporation. He personally appeared before me at the time of notarization.

NOTARY PUBLIC - STATE OF FLORIDA:

sign ____________

print Keith J. Kanouse

Personally Known ✓ OR Produced Identification ___

Type of Identification Produced:

____

KEITH J. KANOUSE
MY COMMISSION # GG 003368
EXPIRES: September 23, 2020
Bonded Thru Budget Notary Services

Audit # H17000299718 3

P19000012467

Florida Department of State
Division of Corporations
Electronic Filing Cover Sheet

Note: Please print this page and use it as a cover sheet. Type the fax audit number (shown below) on the top and bottom of all pages of the document.

(((H19000239145 3)))

H190002391453ABC1

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To:
Division of Corporations
Fax Number : (850)617-6380

From:
Account Name : KANOUSE & WALKER, P.A.
Account Number : 105503003644
Phone : (561)451-8090
Fax Number : (561)451-8089

FILED
2019 AUG 22 AM 11:54
SEC. OF STATE TALLAHASSEE, FL

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Email Address: ______________________

RECEIVED
2019 AUG 22 PM 4:31

COR AMND/RESTATE/CORRECT OR O/D RESIGN
31 TECH WORKS, INC.

Certificate of Status	0
Certified Copy	0
Page Count	01
Estimated Charge	$35.00

AUG 23 2019
C Kinsey

Audit # H19000239145 3

FOURTH AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
3I TECH WORKS, INC.

1. The name of the corporation is 3i Tech Works, Inc. (the "Corporation") and was incorporated on February 6, 2012 under document number P12000012467.

2. Article IV of the Articles of Incorporation is amended in its entirety to read:

The Corporation is authorized to issue Preferred Stock and Common Stock as follows:

A. **PREFERRED STOCK.** There are authorized 1,000,000 Shares of Preferred Stock of the Corporation composed of 250,000 Shares of Class A Preferred Stock (the "Class A Preferred Stock") and 750,000 shares of Class B Preferred Stock (the Class B Preferred Stock"). The Class A Preferred Stock and the Class B Preferred Stock are collectively referred to as the "Preferred Stock." The rights, preferences, powers, restrictions and limitations of the Preferred Stock are set forth below.

(1) **Sale of Class A Preferred Shares.** Each Share of Class A Preferred Stock will be sold only to current holders of the Corporation's Common Shares at a price of $1.00 per Share with the minimum purchase amount of $5,000 Class A Preferred Shares.

(2) **Interest on Class A Preferred Stock**

(a) __Interest__. From the date of issuance of any Class A Preferred Share, cumulative interest on the Class A Preferred Share will accrue on a daily basis at the rate of 8% per annum. All accrued interest on any issued Class A Preferred Share will be paid in cash to the Shareholder quarterly with the first payment due on December 1, 2019 and on the 1st day of each March, June, September and December thereafter provided sufficient funds are available for payment.

(b) __Priority__. All accrued and accumulated interest on the issued Class A Preferred Stock is prior and in preference to any dividend or interest on all the issued and outstanding Class B Preferred Stock and all issued and outstanding Common Stock and will be fully declared and paid before any dividends are declared and paid, or any other distributions or redemptions are made, on any issued and outstanding Class B Preferred Shares and Common Shares provided sufficient funds are available for payment.

(3) **Interest on Class B Preferred Stock**

(a) __Interest__. From the date of issuance of any Class B Preferred Share, cumulative interest on the Class B Preferred Share will accrue on a daily basis at the rate of 6% per annum. All accrued interest on any issued Class B Preferred Share

will be paid in cash to the Shareholder quarterly with the first payment due on December 1, 2019 and on the 1st day of each March, June, September and December thereafter but only after all interest due to all issued and outstanding Class A Preferred Shares have been paid in full and provided sufficient funds are available for payment.

(b) **Priority**. All accrued and accumulated interest on the Class B Preferred Stock is prior and in preference to any dividend or interest on all the issued and outstanding Common Stock and will be fully declared and paid before any dividends are declared and paid, or any other distributions or redemptions are made, on any issued and outstanding Common Shares.

(4) **Rank and Liquidation**

(a) **Rank**. With respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, all Shares of Preferred Stock have the same priority but rank senior to all Common Stock.

(b) **Liquidation**. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Shares of Preferred Stock then outstanding are entitled to be paid out of the assets of the Corporation available for distribution to its Shareholders, before any payment is made to the holders of Common Stock, an amount in cash equal to the aggregate Liquidation Value (as defined below), plus all unpaid accrued and accumulated dividends on all Preferred Stock (regardless of whether declared). If the funds are not sufficient to pay out the full Liquidation Value to all holders of Shares of Preferred Stock, the Liquidation Value will be paid to the holders pro rata based each holder's Liquidation Value relative to the Liquidation Value of all holders of Shares of Preferred Stock.

(c) **Liquidation Value**" means, with respect to a holder of Shares of Preferred Stock, is $1.00 per share of Preferred Stock plus any accrued but unpaid interest.

(5) **Conversion Rights**

(a) **Elective Conversion**. Each Share of Preferred Stock is convertible at any time by the holder into 1 Share of Common Stock at a price equal to 80% of the most recent sale price of Shares of Common Stock purchased.

(b) **Effect of Conversion**. All Shares of Preferred Stock converted will no longer be deemed issued and outstanding as of the effective time of the applicable conversion, and all rights with respect to the Preferred Stock

immediately cease and terminate as of that time, other than the right of the holder to receive Shares of Common Stock in exchange for the Shares of Preferred Stock.

(6) **Voting Rights.** Each Share of Preferred Stock has no right to vote on any matter to be submitted for a vote to the Shareholders of the Corporation.

(7) **Adjustment.** If the Corporation at any time after the issuance of any Share of Preferred Stock: (a) declares any dividend on Common Stock payable in Shares of Common Stock; (b) subdivides or effectuates any stock-split of the outstanding Common Stock; or (c) combines or recapitalizes the outstanding Common Stock into a different number of Shares, then in each case the Corporation will simultaneously effect a proportional adjustment to the number of outstanding Shares of Preferred Stock.

(8) **Consolidation, Merger, Etc.** If the Corporation enters into any consolidation, merger, combination or other transaction in which the Shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the Shares of Preferred Stock will at the same time be similarly exchanged or changed into preferred stock of the surviving Corporation with the same rights and preferences as the Class A Preferred Stock and the Class B Preferred Stock.

(9) **Waiver.** Any of the rights, powers, preferences and other terms of the Preferred Stock may be waived on behalf of a holder of Preferred Shares in its, his or her sole discretion.

B. COMMON STOCK. The Corporation is authorized to issue 50,000,000 Shares of no par value Common Stock.

3. The foregoing Fourth Amendment to Articles of Incorporation was approved by all of the Directors pursuant to the Consent of Directors signed as of August 8, 2019 and the Consent of the Majority Shareholder dated August 22, 2019.

IN WITNESS WHEREOF, the undersigned President of the Corporation has signed this Fourth Amendment to Articles of Incorporation on August 22, 2019.

Joseph P. Riano, President

Audit # H19000239145 3

STATE OF FLORIDA

COUNTY OF PALM BEACH

The foregoing instrument was acknowledged before me on August 22, 2019 by Joseph P. Riano, as President of 3i Tech Works, Inc., a Florida corporation, on behalf of the Corporation. He personally appeared before me at the time of notarization.

NOTARY PUBLIC - STATE OF FLORIDA:

sign Keith Kanouse

print Keith J. Kanouse

Personally Known X or Produced Identification ____

Type of Identification Produced:

____

KEITH J. KANOUSE
MY COMMISSION # GG 003368
EXPIRES: September 23, 2020
Bonded Thru Budget Notary Services

Audit # H19000239145 3

P21000012467

Florida Department of State
Division of Corporations
Electronic Filing Cover Sheet

Note: Please print this page and use it as a cover sheet. Type the fax audit number (shown below) on the top and bottom of all pages of the document.

(((H21000306031 3)))

H210003060313ABCQ

Note: DO NOT hit the REFRESH/RELOAD button on your browser from this page. Doing so will generate another cover sheet.

To:
Division of Corporations
Fax Number : (850)617-6380

From:
Account Name : KANOUSE & WALKER, P.A.
Account Number : 105503003644
Phone : (561)451-8090
Fax Number : (561)451-8089

2021 AUG 13 PM 3:55 RECEIVED

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Email Address:____________________

COR AMND/RESTATE/CORRECT OR O/D RESIGN

3I TECH WORKS, INC.

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Page Count	02
Estimated Charge	$35.00

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Audit # H21000269724 3

FIFTH AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
3I TECH WORKS, INC.

1. The name of the corporation is 3i Tech Works, Inc. (the "Corporation") and was incorporated on February 5, 2012 under document number P12000012467.

2. Article IV of the Articles of Incorporation is amended in its entirety to read:

The Corporation is authorized to issue 50,000,000 shares of no par value voting common stock (the "Voting Common Stock") and 5,000,000 shares of no par value non-voting stock (the "Non-Voting Stock"). The relative rights, preferences and limitations of the Voting Common Stock and the Non-Voting Stock are identical in all respects, except that the right to vote for the election of directors and for all other purposes is vested in the holders of shares of the Voting Common Stock. The holders of shares of the Non-Voting Common Stock do not have the right to vote their shares, except as otherwise provided by law. Each share of Non-Voting Stock will automatically convert into one share of Voting Common Stock upon the public sale of the Voting Common Stock on a national securities exchange which is registered with the Securities and Exchange Commission (the "SEC") under Section 6 of the Securities Exchange Act of 1934 or on an alternative trading market approved and/or regulated by the SEC.

3. The foregoing Fifth Amendment to Articles of Incorporation was approved by all of the Directors and a majority of the Shareholders of the authorized, issued and outstanding shares of Common Stock pursuant to the Consent of Directors and Majority Shareholders signed as of July 8, 2021.

IN WITNESS WHEREOF, the undersigned President of the Corporation has signed this Fifth Amendment to Articles of Incorporation on July 29, 2021.

Joseph P. Riano, President

Audit # H21000269724 3